31 October 2019

ASX ANNOUNCEMENT
Mission NewEnergy Limited (ASX: MBT, OTC: MNELF) announces that pursuant to the planned Reverse Takeover (RTO) by Pilbara Metals Group (PMG) as announced on 12 July 2019, PMG have notified MBT of a desire to mutually terminate the agreement. Following recent discussions with ASX, ASX have made it clear that they will not issue a waiver of listing rule 2.1, condition 2 under the current transaction structure, and as such, an essential Condition Precedent of the transaction is unable to be met.

MBT and PMG have mutually agreed to terminate the transaction.

De-listing Deadline

The Company’s Shares have been suspended from trading on the ASX for 3 years as at 25 November 2019. ASX policy is to delist a company whose shares have been suspended from trading for more than 3 years.

Suspension from trading on ASX

In accordance with ASX’s policy for entities undertaking reverse take-over transactions, the Company’s securities will remain suspended from trading on ASX.

 Announcement Ends -

Company Contact:

Mission NewEnergy Ltd: Guy Burnett Phone: +61 8 6313 3975 Email: guy@missionnewenergy.com